

August 2, 2011

<u>Via E-mail</u>
Mr. Gregory G. Frietag
Chief Executive Officer
LecTec Corporation
1407 South Kings Highway
Texarkana, Texas 75501

> **Re:** **LecTec Corporation**
> **Registration Statement on Form S-4**
> **Filed July 6, 2011**
> **File No. 333-175379**

Dear Mr. Frietag:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1.   Please revise the cover page to clarify the formula to be used to determine the number of LecTec shares to be issued in the proposed transaction. In this connection, your disclosure should make clear what the formula is intended to achieve for shareholders.

<u>Summary, page 5</u>

2.   Please revise your summary to highlight the going concern language in AxoGen's auditor's report on page F-47.

3.   Please add summary disclosure to briefly highlight the FDA regulatory issues disclosed in your risk factors starting on page 25.

Risk Factors, page 15

4.   The second sentence under the risk factor heading implies that there may be material risks that you are aware of but have not disclosed. Please revise to remove this implication, and provide additional risk factor disclosure if necessary to ensure that all material risks that you are aware of are disclosed.

Unaudited Pro Forma Condensed Combined Financial Statements of LecTec and AxoGen, page 39

Unaudited Pro Forma Condensed Combined Statement of Operations, pages 42 and 43

5.   Please revise to disclose how the pro forma weighted average shares and pro forma basic and diluted earnings per share amounts were determined.

6.   We note that LecTec's historical statement of operations for the three months ended March 31, 2011 included infringement income of $3,600,000. Since this appears to be a non-recurring item, please tell us why you did not include a pro forma adjustment to eliminate it from your total pro forma revenues for the three months ended March 31, 2011.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 44

Note 1. The Merger and Basis of Presentation, page 44

7.   We note your assumption that all of AxoGen's outstanding convertible securities will be converted to common shares of LecTec. Please revise to more fully explain your basis for this assumption; for example and if true, disclose the terms of each convertible security agreement indicates if the company enters into a merger the convertible securities will automatically convert to common shares.

8.   In this regard, please explain the basis for your similar assumption that all warrants to purchase AxoGen shares will be forfeited as part of the merger transaction.

Note 3. Allocation of Cost of the Acquired Entity, page 44

9.   Revise your pro forma disclosures to provide investors with your allocation of the purchase price. Explain how you reflected the assets and liabilities of LecTec at their fair value as part of your pro forma presentation.

Note 4. Common Stock, Additional Paid-in Capital and Stock Options, page 45

10.   Please revise note 4 to more fully explain the reason for your adjustments to the current portion of long-term debt, additional paid-in capital and accumulated deficit that are

included in the unaudited pro forma balance sheet. Also, please disclose how the amounts were calculated.

11.   Please also revise note 4 to clearly explain the conversion of the AxoGen Preferred shares into common shares, the ratio at which the shares convert and how you calculated each adjustment to the pro forma balance sheet. Using the 0.03663996 share exchange ratio disclosed on page 44, please reconcile the amount of LecTec shares issued to AxoGen stockholders per this note to the historical amount of AxoGen shares that will be outstanding prior to the transaction.

Note 7. Preferred Stock Dividend, page 45

12.   We note your disclosure herein that the Preferred Stock will be forfeited in accordance with the merger. Please reconcile this disclosure with disclosures on pages 46 and 124 which indicate that the Preferred Stock will be converted to common stock.

Note 9. Interest Expense and Change in Fair Value of Warrants, page 45

13.   Please revise to show your calculation of the total adjustment as presented on your pro forma income statement.

Note 12. Income Taxes, page 46

14.   Please revise your notes herein to provide further information regarding your calculation to record income taxes on a combined basis. In your discussion, please also tell us how you determined, and your basis for, the pro forma combined effective tax rate.

Financial Statements, page F-1

General

15.   Please update your financial statements to comply with the requirements of Rule 8-08 of Regulation S-X. Also, all amendments should contain a currently dated accountant's consent.

AxoGen Corporation Financial Statements for the Year Ended December 31, 2010, page F-47

Report of Independent Registered Public Accounting Firm, page F-47

16.   We note the second paragraph in the audit report of Cross, Fernandez & Riley, LLP improperly refers to the "auditing standards of the Public Company Accounting Oversight Board (United States)". Paragraph 3 of PCAOB AS 1 requires the auditor to refer to "the standards of the Public Company Accounting Oversight Board (United

States)". Please have your auditors revise their report to remove the word "auditing" and properly reference "the standards" as required by paragraph 3 of PCAOB AS 1.

Notes to the Financial Statements, page F-53

Note 2. Summary of Significant Accounting Policies, page F-53

Deferred Revenue and Gain on Termination of Distribution Agreement, page F-55

17.   We see you indicate that on February 26, 2010 the company and a customer mutually agreed to terminate an agreement whereby the company was released from a repayment obligation to the customer. We also see that you recognized the remaining $1.1 million balance of deferred revenue from that customer as a gain from termination of distribution agreement in the year ended December 31, 2009. In light of the February 2010 date of the agreement, please explain to us your reasons for recording the gain in 2009 instead of in 2010.

Note 5. Intangible Assets, page F-58

18.   We note from your disclosure that you are required to pay annual license maintenance fees, a percentage of sublicense fees and certain other various payments. Please revise your disclosure to more fully explain to investors the costs of the license agreements. For example, quantify the annual license maintenance fees, disclose the percentage of sublicense fees required to be paid, disclose if you currently have any sublicenses and describe the terms of any milestone payments.

Note 14. Subsequent Events, page F-67

19.   We see that you indicate that the intended accounting for the transaction with LecTec is a reverse merger and recapitalization. Please tell us why you indicated the transaction is a recapitalization and revise your disclosure to clearly indicate how you accounted for the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3289 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via E-mail):   Timothy S. Hearn
                     Dorsey & Whitney LLP